December 22, 2008
Via EDGAR Submission and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St. NE, Mail Stop 3561
Washington, DC 20549-7010
Attn: Susan Block, Attorney-Advisor

Re:	Response to SEC Comment Letter dated December 16, 2008 regarding the Company’s Form 10-K for fiscal year ended December 30, 2007 and Proxy Statement on Schedule 14A filed April 11, 2008 (File No. 001-08766)
Dear Ms. Block:
     The following is the response of J. Alexander’s Corporation (the “Company”) to the comment contained in the Staff’s additional comment letter dated December 16, 2008 concerning the above-referenced Form 10-K for the fiscal year ended December 30, 2007 and the 2008 Proxy Statement on Schedule 14A, filed April 11, 2008. The numbering of the paragraph below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.
Definitive Proxy Statement on Schedule 14A
Narrative Disclosure to Summary Compensation Table
1	We note your responses to our prior comments 3 and 4 and reissue the comments. To the extent you discuss performance targets or benchmarking, please provide the disclosure required by item 402(b) of Regulation S-K. Please confirm you will comply in future filings.

RESPONSE: We note the Staff’s comment 1 following prior Comments 3 and 4 and confirm to the Staff that in future filings, we will take into consideration both the requirements applicable to smaller reporting companies as well as the requirements you cite, in making our disclosures.

Securities and Exchange Commission
December 22, 2008

     In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments concerning this response letter to the undersigned at (615) 269-1900 or to Lori Morgan, Esq. of Bass, Berry & Sims PLC at (615) 742-6280.

Sincerely, /s/ R. Gregory Lewis R. Gregory Lewis Vice President and Chief Financial Officer

cc:	John Stickel, Attorney Advisor (Securities and Exchange Commission -via facsimile 202-772-9202)
Lonnie J. Stout II (J. Alexander’s Corporation)
F. Mitchell Walker, Jr. (Bass, Berry & Sims PLC)
Lori B. Morgan (Bass, Berry & Sims PLC)

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